THE REAL BROKERAGE INC.

Management's Discussion and Analysis
For the period ended June 30, 2022
August 11, 2022

Symbol: REAX | Building your future, **together**

Building Your Future, Together

The Real Brokerage Inc. (the "Company" or "Real") is a technology-powered real estate brokerage, using its innovative approach to change the way people buy and sell homes. Real's model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

1. Keep more commission Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.	2. 100% mobile brokerage services We are 100% mobile - so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.
3. Build equity Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company.

4. Earn more with revenue sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns an agent 5% of Real's portion of an agents' gross commission income up to an annual cap.

2022 Highlights

Real was founded in 2014 and is headquartered in Toronto and New York City. We provide brokerage services for the real estate market in the United States and Canada. At June 30, 2022, Real was licensed in 44 states and the District of Columbia in the United States and in Alberta and Ontario, Canada. Real's fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

5,600	47	$174.0M	$6,540M
Agents, Q2 2022	(44 states, D.C., and 2 provinces in Canada), Q2 2022	Revenue, Q2 YTD 2022	Value of sold homes, YTD Q2 2022

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

MANGAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

INTRODUCTION

This Management's Discussion and Analysis (the "MD&A") is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. ("Real" or the "Company") for the period ended June 30, 2022, and 2021. This MD&A is dated August 9, 2022 and should be read in conjunction with unaudited interim condensed financial statements and related notes for the period ended June 30, 2022 and 2021 (the "Financial Statements"). Unless the context indicates otherwise, references to "Real", "the Company", "we", "us" and "our" in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in "Business Overview and Strategy", "Results from Operations", and other statements concerning Real's objectives, its strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance, or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "would", "expect", "intend", "estimate", "anticipate", "believe", "should", "plan", "continue", or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management's current beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real's control, affect the operations, performance and results of the Company and its subsidiaries, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company's projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company's actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. See "Risks and Uncertainties" for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real's views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW AND STRATEGY

Real is a growing technology-powered real estate brokerage in the United States and Canada. We focus our operations on development of technology that helps real estate agents perform better as well as building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in.

As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers.

Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly with increased brokerage oversite. We also identify a major opportunity in improving the home-buying experience for consumers and will be building technology and processes that will enhance transparency and provide our agents' clients more convenience and control of the process.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Real has also identified a major opportunity in improving the homebuying experience for consumers, and as such, a core component of our go-forward strategy will be adding ancillary services to develop a one-stop shop customer-facing portal. The goal is to pair our best-in-class technology with the trusted guidance of the agent-led experience to enhance the predictability, organization, and transparency for homebuyers, resulting in a more seamless and customer-friendly transaction process.

To this end, Real is focused on developing a comprehensive consumer-facing mobile application while looking to integrate existing and planned ancillary services. In January, Real acquired a title company, which has rebranded to Real Title, and we are actively seeking acquisition targets within the mortgage space. Real is focused on lending services within the short-term and will be planning to evaluate building, buying, or partnering to deliver additional ancillary services within the medium-term as part of this holistic one-stop shop strategy. Real believes it can deliver value to shareholders by adding ancillary services with historically high margins and seeks to create a technology-enhanced game-changing experience for consumers.

Accelerated Growth

Following our listing on the TSX Venture Exchange (the "TSXV") and the Nasdaq Capital Market (the "NASDAQ"), as well as the launch of our Agent Equity Program, we have entered a period of growth, driven by an increase in the number of agents joining us on a monthly basis, as well as higher productivity of those newer cohorts. The growth is now well reflected in our Q2 2022 revenue figures, and we expect this trend to continue in the following quarters.

Our non-brick and mortar-based model is becoming increasingly desirable, enabling agents to work from anywhere, without being tied to a physical office by leveraging our best-in-class technology.

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We believe there is an opportunity to produce agent focused software products that will create differentiation between Real and other brokerages. We also acknowledge that profitability in our industry is closely tied to the improvement of internal operations efficiency through automation and the ability to scale and expand rapidly.

We see a tremendous opportunity in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the guidance of a human real estate expert throughout this exciting and highly emotional transaction. We are beginning to allocate resources towards building the technology, which will enable us to capitalize on this opportunity.

Recent developments

Normal Course Issuer Bid

On May 17, 2021, the TSXV accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021, and ending May 20, 2022, purchase up to 7,170 common shares of the Company ("Common Shares"), being approximately 5% of the total 143,404 Common Shares issued and outstanding as of April 30, 2021.

On May 19, 2022, the Company announced that it is renewing the NCIB to be transacted through the facilities of the NASDAQ and other stock exchanges and/or alternative trading systems in the United States and/or Canada (other than the TSXV), if eligible. Pursuant to the NCIB, Real may purchase up to 8,915 Common Shares, representing approximately 5% of the total 178,309 Common Shares issued and outstanding as of May 19, 2022.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit ("RSU") obligations and to perform other administration matters related to the NCIB. Through the Trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV and NASDAQ NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company's equity incentive plans to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

The Company repurchased 7,089 Common Shares in the amount of $18,336 as of June 30, 2022 pursuant to the NCIB. A total of 698 Common Shares have been released from the trust to satisfy the Company's obligations in respect of redemptions of vested RSU held by designated participants.

Business Strategy

Revenue share model

As the vast majority of real estate agents are independent contractors, we believe that it is our responsibility to create multiple revenue sources and improve financial opportunities for agents. Our attractive commission split coupled with the equity incentives for agents provide great opportunities. We are now offering agents the opportunity to earn revenue-share, paid out of Real's portion of commissions, for new agents that they personally refer to Real. The program launched in November 2019 is having a major impact on our agent count and revenue growth.

We are witnessing momentum in several markets, attributed to the enthusiasm generated locally by influential agents who continue to join Real and attract their colleagues to Real.

Agent's experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive mobile platform. At its core, our technology is an operating system that allows agents to build their business more rapidly, assisting them with their marketing, productivity, support, education, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application that delivers our agents better visibility into their business, transactions, and financials. We continue to develop new features for the benefit of our agents.

Focus on teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead flow and mentoring provided by the team leader. To attract teams, we enhanced our team offering to include the full benefits of revenue sharing and the equity program. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve. Agents and brokers can build teams without incurring significant additional expense, oversight responsibility or liability, at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real is having a positive impact, as reflected in this year's revenue growth.

OBJECTIVES

Real seeks to become one of the leading real estate brokerages in the United States and Canada. Using our proprietary technology, we look to provide agents with all the tools they need to successfully manage and market their business. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents. (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents. (iii) providing excellent support and service to our agents. (iv) the creation of a nationwide collaborative community of agents, and (v) offering wealth building opportunities through equity grants.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Leveraging the engagement of real estate agents and homebuyers and sellers, Real will seek to generate revenue through a variety of different channels.

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.

Non-GAAP measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization ("EBITDA") or adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real's method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section "Results from Operations" of this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section "Results from Operations" of this MD&A.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

RESULTS FROM OPERATIONS

Select interim information

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating Results
Total Revenues	112,356	23,095	174,005	32,404
Loss from Continuing Operations	(4,155)	(2,991)	(8,407)	(6,771)
Total Comprehensive Loss Attributable to Owners of the Parent	(4,134)	(2,948)	(8,520)	(6,771)

Per Share Basis
Basic and diluted loss per share (ii)	(0.02)	(0.05)	(0.05)	(0.12)

EBITDA (i) (iii)	(3,622)	(2,636)	(7,503)	(6,417)
Adjusted EBITDA (i) (iii)	(2,021)	(496)	(3,991)	(1,419)

(i) Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-GAAP measures, refer to the non-GAAP measures section.

(ii) Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

(iii) EBITDA and Adjusted EBITDA are calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Earnings before interest, taxes, depreciation and amortization

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Loss and Comprehensive Loss	(4,134)	(2,948)	(8,520)	(6,771)
Add (Deduct):
Finance Costs	377	268	879	268
Depreciation	135	44	138	86
EBITDA	(3,622)	(2,636)	(7,503)	(6,417)

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Adjusted earnings before interest, taxes, depreciation, and amortization

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net Loss and Comprehensive Loss	(4,134)	(2,948)	(8,520)	(6,771)
Add:
Finance Costs	377	158	879	268
Depreciation	135	44	138	86
Stock-Based Compensation	1,446	2,045	3,231	4,793
NASDAQ Listing Expenses	-	145	-	145
Restructuring Expenses	-	60	-	60
Extraordinary Expenses	155	-	281	-
Adjusted EBITDA	(2,021)	(496)	(3,991)	(1,419)

Balance Sheet overview

	June 30, 2022	December 31, 2021
ASSETS
Current Assets	38,554	38,665
Non-Current Assets	13,743	1,332
TOTAL ASSETS	52,297	39,997

LIABILITIES
Current Liabilities	27,313	10,046
Non-Current Liabilities	6,573	2,947
TOTAL LIABILITIES	33,886	12,993
TOTAL EQUITY	18,411	27,004
TOTAL LIABILITIES AND EQUITY	52,297	39,997

For the six-month period ended June 30, 2022, total revenues amounted to $174,005 compared to $32,404 for the six-month period ended June 30, 2021, thus demonstrating the effects of the Company's growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to auxiliary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and countries in which we operate. We are continually investing in the acquisition of productive agents on our platform, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

For the six-month period ended June 30, 2022, total cost of sales amounted to $158,851 compared to $28,739 for the six-month period ended June 30, 2021. Cost of sales represents real estate commission paid to Company's agent as well as to outside brokerages in Canada and Title Fee Expenses.

Adjusted EBITDA excludes stock-based compensation expense related to our agent incentive program and stock options expense for full time employees and management personnel. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 10, Share-based payment arrangements, of the Financial Statements.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

A further breakdown in revenues generated during the period is included below:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Major Service Lines
Commissions	110,999	22,927	171,505	32,186
Title	506	-	908	-
Fee Income	639	-	1,085	-
Other	212	168	507	218
Total Revenue	112,356	23,095	174,005	32,404

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	112,144	22,927	173,498	32,186
Revenue from Customers with Contracts	112,144	22,927	173,498	32,186
Other Revenue	212	168	507	218
Total Revenue	112,356	23,095	174,005	32,404

A further breakdown in expenses during the period is included below:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cost of Sales	103,064	20,667	158,851	28,739

Operating Expenses
General and Administration Expense	6,116	2,819	11,490	5,124
Salaries and Benefits	2,656	1,095	4,821	1,164
Stock-Based Compensation (G&A)	931	1,062	2,052	2,035
Administrative Expenses	471	53	822	126
Professional Fees	1,552	526	2,971	1,401
Depreciation	135	44	138	86
Other General and Administrative Expenses	371	39	686	312
Marketing Expenses	5,700	1,214	9,416	1,864
Salaries and Benefits	171	75	283	173
Stock-Based Compensation (Marketing - FTE)	(27)	-	(16)	-
Stock-Based Compensation (Marketing - Agents)	547	272	1,129	479
Revenue Share	4,376	697	7,078	958
Other Marketing and Advertising Cost	633	170	942	254
Research and Development Expenses	1,680	1,185	2,719	3,180
Salaries and Benefits	734	130	1,126	522
Stock-Based Compensation (Research & Development)	(7)	710	66	2,278
Other Research and Development	953	345	1,527	380
Total Cost of Sales and Operating Expenses	116,560	25,885	182,476	38,907

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses and work towards being EBITDA positive. Our loss as a percentage of total revenue was 5% for the six-month period ended June 30, 2022, and 21% for the six-month period ended June 30, 2021. More detailed explanations for movements in expenses represented above can be found in the paragraphs below.

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Revenues	174,005	32,404
Cost of Sales	158,851	28,739
Cost of Sales as a Percentage of Revenues	91%	89%

The total cost of sales for the six-month period ended June 30, 2022, was $158,851 in comparison to $28,739 for the six-month period ended June 30, 2021. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals $12, which is defined as the agent "cap" amount (the "Cap"). Each agent Cap cycle resets on an annual basis. As the total revenue increases, the total commission to agents' expense increases accordingly. Our margins are affected by the increase in the number of agents who achieve their Cap, the increase in volume and increases in unit prices, resulting in a downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the launch of title services through "Real Title", the introduction of financial services, such as our "Instant Payments" program and by adding additional ancillary services.

Our salaries and benefits expenses for the six-month period ended June 30, 2022 was $6,230 in comparison to $1,859 for the six-month period ended June 30, 2021. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 41 at June 30, 2021 to 107 at June 30, 2022. The increase is attributable to Real's commitment to better serve its agents and to the growth and expansion of the Company. These investments in key management and employee personnel allow us to offer best in class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. With year over year revenue growth at 437%, we believe we have proven our ability to do so in a highly efficient manner and with minimal impact on our operational costs. Real's Full-time employee to Agent ratio as of June 30, 2022 is 1:63 compared to 1:60 as of June 30, 2021.

Our stock-based compensation expense for the period ended June 30, 2022 was $3,231 in comparison to $4,793 for the period ended June 30, 2021. The decrease in stock-based compensation is primarily due to equity sign on bonuses granted in connection with the acquisition of RealtyCrunch 2021. For the six-month period ended June 30, 2022 and June 30, 2021, we reclassified agent related stock compensation expense for from incentive stock options ("Options") and RSUs to Marketing expenses. For the six-month period ended June 30, 2022 and June 30, 2021, stock-based compensation expense related to full-time employees ("FTEs") within Marketing and Research and Development are included in the Marketing and Research and Development expense categories.

	June 30, 2022			June 30, 2021
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses - Agent Stock-Based Compensation	520	609	1,129	315	165	480
Marketing Expenses - FTE Stock-Based Compensation	(16)	-	(16)	-	-	-
Research and Development - FTE Stock-Based Compensation	23	43	66	2,278	-	2,278
General and Administrative - FTE Stock-Based Compensation	684	1,368	2,052	2,035	-	2,035
Total Stock-Based Compensation Expense	1,211	2,020	3,231	4,628	165	4,793

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Our consultancy expenses for the six-month period ended June 30, 2022 was $2,971 in comparison to $1,401 for period ended June 30, 2021. The increase in consultancy expenses was largely due to an increase in legal and professional fees associated with the Expetitle acquisition and an increase in our broker and recruiter consulting fees as a result of our expanding geographic footprint.

Our marketing expenses the period ended June 30, 2022, was $9,416 compared to $1,864 for the six-month period ended June 30, 2021, due to our efforts to attract agents. This increase is primarily comprised of $7,078 in revenue share paid to agents, as part of our revenue share model and agent related stock-based compensation expense of $1,129. Agents earn revenue share for new agents that they personally refer to Real and are eligible for the equity incentive program based on certain attracting and performance criteria. Real chooses to limit its expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent counts increase so does our expense related to the revenue share and equity incentive programs.

Our Research and Development expenses for the six-month period ended June 30, 2022, was $2,719 compared to $3,180 for the six-month period ended June 30, 2021. The decrease is primarily due to the capitalization of costs associated with developing our internal-use cloud-based residential real-estate transaction system. These costs are primarily related to costs incurred in relation to internally created software during the application development stage including costs for upgrades and enhancements that result in additional functionality.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company's consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets - Policy

On initial recognition, a financial asset is classified as measured at: fair value; Fair Value through Other Comprehensive Income (FVOCI) - debt investment; FVOCI - equity investment; or Fair Value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

- how the performance of the portfolio is evaluated and reported to the Company's management;

- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

- how managers of the business are compensated - e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

- the frequency, volume, and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company's continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset, and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

A breakdown of financial instruments for the period ended June 30, 2022 is included below:

	For the Period Ended June 30, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	4,429	4,429
Total Financial Assets Measured at Fair Value (FV)	-	-	-	4,429	4,429
Financial Assets Not Measured at Fair Value (FV)
Cash	32,520	-	32,520	-	-
Trade Receivables	240	-	240	-	-
Other Receivables	66	-	66	-	-
Total Financial Assets Not Measured at Fair Value (FV)	32,826	-	32,826	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	12,124	12,124	-	-
Other Payables	-	15,103	15,103	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	27,227	27,227	-	-

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information for the eight most recently completed financial quarters ended June 30, 2022. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	112,356	61,649	50,479	38,798	23,095	9,309	7,090	3,939
Cost of Sales	103,064	55,787	46,371	35,477	20,667	8,072	6,342	3,198
Gross Profit	9,292	5,862	4,108	3,321	2,428	1,237	748	741
Administrative Expenses	6,116	5,374	3,378	2,043	2,847	2,305	1,737	886
Marketing Expenses	5,700	3,716	3,790	2,154	1,214	650	305	124
Research and Development Expenses	1,680	1,039	682	145	1,157	1,995	76	141
Other Income (Loss)	(257)	(179)	(249)	-	-	-	(167)	-
Operating Income (Loss)	(3,947)	(4,088)	(3,493)	(1,021)	(2,790)	(3,713)	(1,203)	(410)
Listing Expenses	-	-	-	-	-	-	32	-
Finance expenses, net	208	164	352	44	201	65	111	12
Income (Loss) Before Tax	(4,155)	(4,252)	(3,845)	(1,065)	(2,991)	(3,778)	(1,346)	(422)
Non-controlling interest	(53)	(61)	-	-	-	-	-	-
Income (Loss) Attributable to the Owners of the Parent	(4,208)	(4,313)	(3,845)	(1,065)	(2,991)	(3,778)	(1,346)	(422)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	(116)	(277)	(352)	-	-	-	-	-
Foreign Currency Translation Adjustment	190	204	4	(1)	(43)	45	-	-
Comprehensive income (loss)	(4,134)	(4,386)	(4,193)	(1,064)	(2,948)	(3,823)	(1,346)	(422)
Non-Operating Expenses:
Finance Costs	377	502	699	43	158	110	111	12
Depreciation	135	3	83	44	44	42	32	10
Stock-Based Compensation	1,446	1,785	494	(80)	2,045	2,748	802	139
Listing Expenses	-	-	-	-	-	-	-	-
NASDAQ Listing Expenses	-	-	(99)	310	145	-	-	-
Restructuring Expense	-	-	54	3	60	-	-	-
Extraordinary Expenses	155	126	-	-	-	-	-	-
Adjusted EBITDA	(2,021)	(1,970)	(2,962)	(744)	(496)	(923)	(401)	(261)
Earnings per Share
Basic and Diluted Loss per Share	(0.023)	(0.025)	(0.021)	(0.006)	(0.053)	(0.038)	(0.009)	(0.003)

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Quarterly trends and risks

Our quarterly results are dependent on the economic conditions within the markets for which we operate. The Company's revenue and income can experience considerable variations from quarter to quarter and year to year due to factors beyond the Company's control. The business is affected by the overall conditions of the real estate market, influenced primarily by economic growth, interest rates, unemployment, inventory, and mortgage rate volatility. The Company's revenue from a real estate transaction is recorded only when a real estate transaction has been closed. Consequently, the timing of revenue recognition can materially affect quarterly results.

The COVID-19 pandemic adversely affected the Company's business in the first half of 2020 and business worldwide with home sales declining to levels unseen since the recession of the late 2000s. However, U.S. home sales rebounded sharply beginning second half of 2020 and continued to grow significantly throughout 2021 and during the first half of 2022.

For the period ended June 30, 2022, the impact of COVID-19 has lessened as volumes have continued to increase during the period. While we did not see adverse impacts of the COVID-19 pandemic on our financial results in the six months ended June 30, 2022, the extent of the future impact of the ongoing COVID-19 pandemic on our financial results will depend largely on future developments, including the emergence of new variants of the COVID-19 virus, the severity and transmission rates of the new variants, the duration and extent of the spread of the virus, the timing, availability and effectiveness of vaccines and vaccination rates, and the prevalence of local, regional and national restrictions and regulatory orders in response to the ongoing COVID-19 pandemic, all of which are highly uncertain and difficult to predicted.

The real estate market also relies on the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States., which in turn impacts interest rates. The business could be negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In the six-month period ended June 30, 2022, the overall impact of rising mortgage rate on the Company was not significant and the company demonstrated significant growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of, Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

At June 30, 2022, cash and investments totaled $36,949, compared to 37,940 at December 31, 2021. Cash is comprised of cash held in our banking and investment accounts.

At June 30, 2022, financing activities used cash of $1,744. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $5,692. Cash flows from investing activities used cash of $8,070 mainly due to acquisition of Expetitle ($7,445). Cash flows from operations contributed $13,506 in comparison to $1,216 at period ended June 30, 2021.

We believe that our existing balances of cash and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the manner in which we currently operate. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding through equity or debt financing.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

The following table presents liquidity:

	For the Period Ended
	June 30, 2022	December 31, 2021
Cash	32,520	29,082
Restricted Cash	-	47
Trade Receivables	240	254
Other Receivables	66	23
Short Term Investments[iii]	4,429	8,811
Total Capital [i][ii]	37,225	38,217

[i] - Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii] - Represents a non-GAAP measure. Real's method for calculating non-GAAP measures may differ from other reporting issuers' methods and accordingly may not    be comparable.

[iii] - Investment securities are presented in the table below.

Description	Cost	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value June 30, 2022
U.S. Government Bonds	5,033	(3,905)	101	(196)	1,033
Municipal Bonds	2,900	(258)	8	(166)	2,510
Alternative Strategies	878	-	-	(31)	847
Investment Certificate	-	39	-	-	39
Short Term Investments	8,811	(4,124)	135	(393)	4,429

The Company holds no debt obligations.

Contractual obligations

As of June 30, 2022, the Company had no guarantees, leases, off-balance sheet arrangements other than those noted in our results from operating activities. We have a lease for our New York office that expires on June 30, 2023. The monthly rent expense per the lease for the period ended June 30, 2022 is $7 per month. The following is a schedule of Company's future lease payments under lease obligations:

	For the Period Ended
	June 30, 2022	December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	86	94
One year to five years	-	41
More than five years	-	-
Total undiscounted lease liabilities	86	135
Lease liabilities included in the balance sheet	86	131
Current	86	91
Non-current	-	40

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Capital management framework

Real defines capital as equity. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. For 2022, Real expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations, sale of securities held for investment, and through the public and private offerings of equity securities.

INVESTMENT SECURITIES AVAILABLE FOR SALE AT FAIR VALUE

The Company invested surplus funds from the PIPE financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company's investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. For the period ended June 30, 2022, the total investment in securities available for sale at fair value was $4,429 and is more fully disclosed in Note 12, Investment securities available for sale at fair value, of the Financial Statements.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

OTHER METRICS

Quarter-over-quarter revenue growth

	2022		2021
	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Commissions	110,999	60,506	50,158	38,613	22,927	9,259
Commissions - Q/Q	384%	553%	612%	886%	799%	217%
Title Revenue	506	402	-	-	-	-
Title Revenue - Q/Q	- %	- %	- %	- %	- %	- %
Fee Income / Other Revenue	851	741	321	185	168	50
Fee Income / Other Revenue - Q/Q	407%	1,382%	613%	671%	282%	163%
Total Revenue	112,356	61,649	50,479	38,798	23,095	9,309
Total Revenue - Q/Q	386%	562%	612%	885%	790%	217%

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

CHANGES IN ACCOUNTING POLICIES

Amendments to IAS 1, Presentation of Financial Statements ("IAS 1") and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") - Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of "material" across the standards and to clarify certain aspects of the definition. The new definition states that, "information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity."  These amendments were effective January 1, 2020. The amendments to the definition of material have not had a significant impact on the Company's Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company's operations. Standards issued but not yet effective up to the date of issuance of the Financial Statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 - Financial Instruments in relation to which fees an entity includes when applying the "10 percent" test for derecognition of financial liabilities, iii) IAS 41 - Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 - Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

In August 2020, the IASB issued a package of amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement, IFRS 7 - Financial Instruments: Disclosures, IFRS 4 - Insurance Contracts and IFRS 16 - Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies' financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

● changes to contractual cash flows - a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

● hedge accounting - a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

● disclosures - a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company's disclosure controls and procedures were adequate and effective.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of June 30, 2022 based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2022.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management's assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Key management compensation

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Technology Officer, the Chief Operating officer, and other members of the executive team. Key management personnel compensation for the period consisted of the following:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Salaries and Benefits	1,009	614
Consultancy	-	180
Stock-Based Compensation	642	3,076
Compensation Expenses Related to Key Management	1,651	3,870

MARKET CONDITIONS AND INDUSTRY TRENDS

Throughout the month of June 2022, existing home sales dipped 5.4% to an annualized 5.12 million while the median home sale price increased to $416 or 13.4% from June 2021. This suggests the housing market has started to feel the impact of sharply rising mortgage rates and home prices.

According to the National Association of Realtors ("NAR") housing statistics, total housing inventory at the end of June amounted to 1.26 million units, up 2.4% from one year ago. At the current pace, unsold inventory represents 3 months of supply, up from 2.6 months in May 2022 and from 2.5 months in June 2021. It is common within the real estate industry to view anything below a five month of supply as a sign of a tight market.

In June, properties remained on the market for an average of 14 days and nearly 88% of all homes sold were on the market for less than a month. The median existing-home price for all housing types increased 13.3% from June 2021. Additionally, 25% of all homes sold were all-cash, which is up from 23% a year ago, fueled by huge wealth gains from housing equity and rise in investors who are renovating the homes to take advantage of tight housing market. We believe that these economic indicators represent a seller's market, making the high producing, and listing focused teams that Real is attracting even more meaningful.

Increased mortgage rates and higher homes prices have resulted in increased inventory throughout 2022. Constructions of new homes have dropped due to labor and material constraints as well as rising mortgage interest rates. According to the NAR, mortgage rates on commitments for 30-year, conventional, fixed-rate mortgages averaged 5.52% in June 2022, compared to 5.23% in May 2022. The average commitment rate across all of 2021 was 2.96%.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

The Company is positioned to grow in spite of the recent fluctuations of the real estate market. The company continued its growth trajectory with a year-over-year increase in revenue of 437% and increase in agent count of 129% in June 2022. We believe in the ability to leverage our low- cost operating model, affording agents and brokers increased income and equity ownership opportunities. We are also seeking to generate revenue through ancillary services and a variety of channels to diversify our income sources.

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks occur, the Company's business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As a young company, we are subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Managing Agent Growth

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction.

These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real and result in decreased attraction of new real estate professionals and reduced revenue and financial results.

Additional financing

From time to time, Real may need additional financing to operate or grow its business. Real's ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its Common Shares, and its existing shareholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Reliance on United States real estate market

Real's financial performance is closely tied to the strength of the residential real estate market in the United States, which is cyclical in nature and typically is affected by changes in conditions that are beyond Real's control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, or the public perception that any of these events may occur. Unfavorable general economic conditions in the United States or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies, and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real's business.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Regulation of United States real estate market

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations' regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real's business practices include, without limitation, the Real Estate Settlement Procedures Act ("RESPA"), the Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as NAR, local Multiple Listing Services, and state and local Associations of Realtors, licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (the "Mortgage Act"), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws.

It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior, changes in agent growth rate or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

● emergence of competing platforms and applications with novel technologies;

● inability to convince potential agents to join our platform;

● technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms;

● security breaches with respect to our data;

● a rise in safety or privacy concerns; and

● an increase in the level of spam or undesired content on the network.

Management team

We are highly dependent on our management team, specifically our CEO. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry "key-man" life insurance on the lives of our executive officers, employees, or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

Seasonality of operations

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real's operating income, net income, operating margins and cash flow.

Real estate listings precede sales, and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Agent engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors, and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network.

Decreases in the size of our agent base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth of operations

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing, and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Volatility

The market price of our Common Shares could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Shares.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional Common Shares, purchasers of our Common Shares may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue an unlimited number of Common Shares. Our board of directors (the "Board") has the authority to cause us to issue additional Common Shares without consent of any of shareholders. Consequently, our shareholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our Common Shares.

Furthermore, our articles give our Board the right to create one or more new classes or series of shares. As a result, our Board may, without shareholder approval, issue shares of a new class or series with voting, dividend, conversion, liquidation, or other rights that could adversely affect the voting power and equity interests of the holders of our Common Shares, as well as the price of our Common Shares.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company's information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real's primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

COVID-19 impact

Since early 2020, COVID-19 (including variants) has had significant impact on the global economy and the financial markets. This unprecedented situation has created considerable risks and uncertainties for the U.S.  real estate services industry by disrupting supply chain channels leading to lower housing inventory and making the existing home prices rise significantly.

For the period ended June 30, 2022, the effects of the COVID-19 pandemic on business worldwide have lessened. While we did not see adverse impacts of the COVID-19 pandemic on our financial results in the six months ended June 30, 2022, the extent of the future impact of the ongoing COVID-19 pandemic on our financial results will depend largely on future developments, including the emergence of new variants of the COVID-19 virus, the severity and transmission rates of the new variants, the duration and extent of the spread of the virus, the timing, availability and effectiveness of vaccines and vaccination rates, and the prevalence of local, regional and national restrictions and regulatory orders in response to the ongoing COVID-19 pandemic, all of which are highly uncertain and difficult to predicted.

OUTSTANDING SHARE DATA

As of August 9, 2022, the Company had 178,358 Common Shares issued and outstanding.

In addition, as of August 9, 2022 there were 24,352 Options outstanding with exercises prices ranging from $0.03 to $3.40 per share and expiry dates ranging from January 2026 to August 2032. Each Option is exercisable for one Common Share. A total of 11,299 RSUs were outstanding. Once vested, a total of 11,299 Common Shares will be issuable pursuant to the outstanding RSUs.

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2022 AND 2021

(in thousands of U.S. dollars and in thousands per unit amounts)

UNAUDITED

SUBSEQUENT EVENTS

On July 26, 2022, the Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") under the symbol "REAX".  Concurrent to the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. Trading of the Common Shares will continue on the NASDAQ under the same symbol, "REAX".

ADDITIONAL INFORMATION

These documents, as well as additional information regarding Real, have been filed electronically on Real's website at www.onereal.com and under the Company's profile at wsww.sedar.com.